SEC Mail Processing Section

PUBLIC [redacted]

Washington, DC
105

SECU 11023589 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 29 2011
Washington, DC
125

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 West First Street, Suite 104
(No. and Street)

Granite City	IL	62040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Spengemann 314-863-7066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian F. Spengemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Capital, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE A. BOMMEL
MY COMMISSION EXPIRES
November 1, 2013
NOTARY SEAL
#09470763
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditors' Report

Sole Director and Stockholder
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statement of financial condition of Coventry Capital, Inc. (the "Company") as of September 30, 2011, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

St. Louis, Missouri
November 28, 2011

COVENTRY CAPITAL, INC.

Statement of Financial Condition
September 30, 2011

ASSETS		
Cash and cash equivalents	$	**204**
Receivables from clearing organization		**13,691**
Securities owned:		
Marketable, at fair value		**15,081**
Due from stockholder		**143,364**
TOTAL ASSETS	$	**172,340**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	**10,304**
Income taxes payable		**5,011**
Deferred tax liability		**1,500**
TOTAL LIABILITIES		**16,815**
Stockholder's Equity		
Common stock: no par value; authorized 2,000 shares; 104 shares issued and outstanding		**104,000**
Additional paid-in capital		**47,700**
Retained earnings		**634**
Accumulated other comprehensive income		**3,191**
Total Stockholder's Equity		**155,525**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**172,340**

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Coventry Capital, Inc. (the "Company") was incorporated in the state of Delaware on September 21, 1983. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has locations in Granite City, Illinois, Chicago, Illinois and St. Louis, Missouri.

The Company's principal business activities include securities trading and investment advisory services. With respect to these activities, the Company has an agreement with RBC Correspondent Services to provide clearing, execution, and other services on behalf of customers. In doing this, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts but rather operates on a fully disclosed basis as an introducing broker-dealer.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions.

Securities Owned

Securities owned are stated at fair value as determined by management. Unrealized gains or losses resulting from adjusting available-for-sale investment securities to fair value are reported as a separate component of the equity section of the balance sheet, as accumulated other comprehensive income or loss.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. As of September 30, 2011, all equipment was fully depreciated.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Income Taxes

Deferred income taxes have arisen due to differences between unrealized gains on investment securities. The deferred tax liability represents the future tax expense of those differences, which will all be taxable when the assets are recovered.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2007-2010.

Subsequent Events

The Company evaluated all subsequent events through November 28, 2011, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer, RBC Correspondent Services ("RBC"). As designated by the terms of the agreement, the deposit account shall at all times contain cash or cash equivalents of at least $10,000. The Company has invested in 10,000 shares of government obligations scheduled to mature in February 2023. These investments have been classified as available-for-sale and the fair value at September 30, 2011 of $15,081 is reflected as securities owned in the accompanying statement of financial condition. Net unrealized holding gains on the investments in the amount of $3,191 and $2,703 for the years ended September 30, 2011 and 2010, respectively, have been included in accumulated other comprehensive income.

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of the investments as of September 30, 2011 and 2010 is as follows:

	September 30, 2011			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Government bonds	$ 10,390	$ 4,691	$ -	$ 15,081
	$ 10,390	$ 4,691	$ -	$ 15,081

	September 30, 2010			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Government bonds	$ 10,390	$ 4,003	$ -	$ 14,393
	$ 10,390	$ 4,003	$ -	$ 14,393

Note C - Fair Value Measurement of Assets and Liabilities

In accordance with ASC Topic 820, *Fair Value Measurements and Disclosures,* financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by ASC 820 is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about similar assumptions that market participants would use in pricing the asset, based on the best information available given the circumstances.

A financial asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale securities – government obligations. Available-for-sale securities which consist of highly liquid government bonds are recorded at fair value on a recurring basis. These available-for-sale securities are included in Level 1 and have been valued using quoted prices in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Note C - Fair Value Measurement of Assets and Liabilities (Continued)

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
September 30, 2011		
Assets:		
Available-for-sale securities:		
Government obligations	$ 15,081	$ 15,081
Total Assets	$ 15,081	$ 15,081

Note D - Net Capital Requirements

The Company is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934. Under the provision, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At September 30, 2011, the Company had net capital of $11,482 which was $6,482 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 133 percent.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with RBC.

Note E - Lease Commitments

The Company leases office space at three locations. Two of the locations are what are commonly referred to as virtual offices and the third location is the Company's main office. The Company also leases storage space at the same location as its main office. The virtual office leases are on a month-to-month basis. The lease of the Company's main office and the storage space are both for three year periods and expire at the end of November 2013. Total lease payments for the year were $9,816. The future minimum rental commitments due under the lease agreements are as follows at September 30, 2011:

2012	$ 4,750
2013	5,050
2014	850

Note F - Related Party Transaction

The Company has advanced various funds to the sole stockholder which total $143,364 at September 30, 2011. This amount is reflected in the accompanying statement of financial condition as due from stockholder.

Note G - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company is required to carry a minimum deposit with the broker-dealer of $10,000 (see Note B).

Note H - SIPC Annual Assessment

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

BROWN
SMITH LLC
WALLACE

A MEASURABLE DIFFERENCE™

COVENTRY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2011

FILED PURSUANT TO RULE 17A-5(E)(3)

AS A PUBLIC DOCUMENT

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

Coventry Capital, Inc.

Statement of Financial Condition
With Independent Auditors' Report

September 30, 2011

Filed Pursuant to Rule 17A-5(e)(3)

as a Public Document